March 24, 2006

Mail Stop 3561

 BY U.S. Mail and Facsimile [ (502) 244 - 1327 ]

 Mr. Anthony R. Russo
   President and Chief Executive Officer
 AMERICAN BUSINESS CORPORATION
11921 Brinley Avenue
Louisville, Kentucky  40243

 	Re:	American Business Corporation
Supplemental response letter dated March 21, 2006 regarding the Item
4.01 Forms 8-K, filed March 6, 2006 and March 9, 2006
 		File No. 33-16417-LA

Dear Mr. Russo:

	We have reviewed your supplemental response letter to us dated
March 21, 2006 in response to our letter dated March 17, 2006 and have the following comments which require an amendment to your Item
4.01 Form 8-K. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Anthony R. Russo
American Business Corporation
March 24, 2006
Page 2

Item 4.01 Form 8-K

1. We have reviewed your responses to our prior comments 1 and 2. Please amend the Item 4.01 Form 8-K to include a paragraph disclosing that Mountjoy & Bressler, LLP was engaged to review your June 30, 2005 and September 30, 2005 interim financial statements and to audit your December 31, 2005 year end financial statements. Further disclose, that the interim financial statements included in each of your June 30, 2005 and September 30, 2005 Quarterly Reports on Forms
10-QSB as currently filed with us have not been reviewed by an independent accountant as required, and therefore these filings are not in compliance with the rules of the Securities and Exchange Commission and are considered materially deficient. Also disclose that, as soon as your new independent accountants have completed their review work of your June 30, 2005 and September 30, 2005 interim financial statements, you will amend each of the June 30, 2005 and September 30, 2005 Quarterly Reports on Forms 10-QSB to provide reviewed interim financial statements.

2. Please file a new Exhibit 16 letter, since your Form 8-K filing will be amended.

3. Please file your supplemental response letter dated March 21,
2006
on EDGAR under the label "corresp", within 5 business days of the date of this letter. See Rule 101(a)(3) of Regulation S-T.

Closing Comments

	Any questions concerning the above comments may be directed to
Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328, or in her absence to the undersigned below at (202) 551-3804.

								Sincerely,



								Robert Benton
								Senior Staff Accountant

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